QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

MERISANT WORLDWIDE, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

			Year Ended December 31,						Six Months Ended June 30,
	Period From March 17 to December 31, 2000
			2001		2002		2003		2003		2004
Fixed charges:
Interest expense	$38,034		$43,694		$34,767		$38,540		$15,332		$26,989
Estimate of interest within rental expense	300		300		300		300		150		150

Total fixed charges	$38,334		$43,994		$35,067		$38,840		$15,482		$27,139

Earnings:
Income before taxes	$2,912		$13,660		$32,797		$2,058		$10,101		$(3,126)
Fixed charges	38,334		43,994		35,067		38,840		15,482		27,139
Equity in income of affiliate	—		399		141		(105)		155		245

Total earnings	$41,246		$58,053		$68,005		$40,793		$25,738		$24,258

Ratio of earnings to fixed charges	1.1	x	1.3	x	1.9	x	1.1	x	1.6	x	0.9	x

QuickLinks

  Exhibit 12.1